Exhibit 99.1

Regulated information

Galapagos and MorphoSys initiate Phase 1 study in joint antibody program MOR106

Mechelen, Belgium and Martinsried/Munich, Germany; 16.00 CET, 7 April 2016 - Galapagos NV (Euronext & NASDAQ: GLPG) and MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; OTC: MPSYY) announced today that dosing of MOR106, a first-in-class candidate human monoclonal antibody, has been initiated in healthy volunteers in a Phase 1 study.  MOR106 was jointly discovered by Galapagos and MorphoSys under their collaboration, and has a novel mode of action with potential application in inflammation.

The primary objective of the Phase 1 study is to evaluate the safety and tolerability of single doses of MOR106.  The study is randomized, double-blind, placebo-controlled and conducted in a single center in at least 56 healthy volunteers in Belgium, evaluating single ascending doses (SAD) administered as intravenous infusion.  This Phase 1 study is characterized by its adaptive design, which enables the initiation of a subsequent multiple ascending dose (MAD) study in patients, depending on the outcome of the SAD study in healthy volunteers.

The study's secondary objective is to characterize the pharmacokinetic profile of MOR106 as well as monitor the occurrence of anti-drug antibodies as a measure of immunogenicity with MOR106.  Topline results of the complete study, including the potential subsequent MAD part in patients, are expected in the second half of 2017.

"The alliance with MorphoSys has produced a first-in-class candidate human monoclonal antibody," said Piet Wigerinck, CSO of Galapagos.  "MOR106 is the 10th Galapagos candidate with a new mode of action to be brought into the clinic."

"We are delighted to see the first antibody program from our alliance with Galapagos entering the clinical development stage.  MOR106 is MorphoSys's fifth proprietary antibody program in clinical development and the first from our novel Ylanthia technology platform.  We are excited about the growing value and maturity of our development pipeline.  The start of this very innovative clinical development program also reflects the high value of our ongoing collaboration with Galapagos", commented Dr. Arndt Schottelius, Chief Development Officer of MorphoSys AG.

About MOR106 and the antibody collaboration

MOR106 is a human IgG1 monoclonal antibody for treatment of inflammatory diseases.  MOR106 arises from the alliance initiated by Galapagos and MorphoSys in 2008, in which both companies contribute their core technologies and expertise.  Galapagos provides the disease-related biology including cellular assays and targets discovered using its target discovery platform. MorphoSys contributes its Ylanthia antibody technology to generate fully human antibodies directed against the target and contributes full CMC development of this compound.  Galapagos and MorphoSys will continue to equally share the research and development costs, as well as all future revenues.

About MorphoSys

MorphoSys developed HuCAL, the most successful antibody library technology in the pharmaceutical industry. By successfully applying this and other patented technologies, MorphoSys has become a leader in the field of therapeutic antibodies, one of the fastest-growing drug classes in human healthcare.  Together with its pharmaceutical partners, MorphoSys has built a therapeutic pipeline of more than 100 human antibody drug candidates for the treatment of cancer, rheumatoid arthritis, and Alzheimer's disease, to name just a few. With its ongoing commitment to new antibody technology and drug development, MorphoSys is focused on making the healthcare products of tomorrow. MorphoSys is listed on the Frankfurt Stock Exchange under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group.

About Galapagos

Galapagos(Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our maturing pipeline comprises Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 440 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

Contacts

MorphoSys AG

Dr. Claudia Gutjahr-Löser, Head of Corporate Communications & IR

Jochen Orlowski, Associate Director Corporate Communications & IR

Alexandra Goller, Senior Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com

Galapagos NV

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

Galapagos forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile, and timing of clinical trials, of MOR106.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are that Galapagos' expectations regarding its MOR106 development program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research program may not support registration or further development of MOR106 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for MOR106, MorphoSys), and estimating the commercial potential of MOR106.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.